
Mail Stop 3561

September 10, 2009

Ms. Tracie Hadama
Chief Executive Officer and President
Teacher's Pet, Inc.
1052 Las Palmas Entrada
Henderson, Nevada 89012

      RE: Teacher's Pet, Inc.
             Item 4.01 Form 8-K
             Filed September 10, 2009
             File No. 333-138944

Dear Ms. Hadama:

     We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed September 10, 2009</u>

1.   We note that your Audit Committee approved the dismissal of Moore & Associates, Chartered on September 9, 2009. Please disclose the date that you actually dismissed Moore & Associates, Chartered. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

2.   Please state whether the decision to change accountants, which includes the engagement of a new accountant, was recommended or approved by any audit or similar committee of the board of directors, or the board of directors, if

there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the second paragraph to state whether the reports of Moore & Associates, Chartered on the financial statements for either of the past two fiscal years contained any adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements or reportable events. This period should include the two most recent years and the subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

5. Please disclose the date that you actually engaged Seale and Beers, CPAs, in the fourth paragraph.

6. Please revise your disclosure in the fourth paragraph regarding the period during which there was no consultation with Seale and Beers, CPAs. This period should include the two most recent years and the subsequent interim period through the date of engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

7. Please note that you are also required to file a letter from the former accountant stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If Moore & Associates, Chartered informs you that it will not provide the required letter, please disclose that fact in the amendment.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant